EXHIBIT INDEX


       The following exhibit is filed herewith as noted below.


Exhibit No.          Exhibit

   20                Press Release issued by Stone Container
                     Corporation dated October 23, 1995.

                                                         Traded:  NYSE
                                                         Symbol:  STO



For More Information Contact:

Arnold F. Brookstone                    Ira N. Stone
Executive Vice President -                    Senior Vice President -
 Chief Financial &                      Chief Marketing, Communications
 Planning Officer                       & Public Affairs Officer
(312) 580-4637                          (312) 580-4608


           STONE CONTAINER REPORTS RECORD SALES & EARNINGS
           FOR THIRD QUARTER AND FIRST NINE MONTHS OF 1995
                BEFORE NON-CASH EXTRAORDINARY CHARGE


     CHICAGO, October 23, 1995 -- Stone Container Corporation continued its strong earnings recovery in 1995, setting pre-tax earnings records for both the third quarter and first nine months of the year. Earnings for a third quarter and any nine month period also set records before a non-cash extraordinary charge for the early extinguishment of debt. Sales also set new records for a third quarter and a nine month period.

     "The non-cash extraordinary charge that we reported in the third quarter should not mask the fact that Stone Container reported record operating results for the quarter and nine months," said Roger Stone, Chairman, President and Chief Executive Officer. "Demand, while lower than a year ago, is strengthening and, in our opinion, will continue to rise. As the economy continues to strengthen, we are confident that the near-term and long-range prospects for our Company are truly outstanding."

                         ---more---

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STONE--Page 2

Reported Results:

     For the third quarter of 1995, the Company reported earnings of $129 million before the extraordinary charge, a turnaround of $158 million from the same period in 1994. On the same basis, earnings per share were $1.32 primary and $1.12 fully diluted in the third quarter of 1995, compared to a loss of $0.34 per Common share in the third quarter of 1994.

     For the nine months ended September 30, 1995, earnings before the extraordinary charge were $357 million (a turnaround of $515 million from the first nine months of 1994), or $3.79 per primary and $3.08 per fully diluted share. For the first nine months of 1994, the Company reported a loss of $1.89 per Common share before extraordinary charges and the cumulative effect of an accounting change.

     After the extraordinary charge, which totalled $178 million in the third quarter and $181 million in the first nine months of 1995, the Company reported a net loss for the quarter of $49 million, or $0.53 per primary share and $0.45 on a fully diluted basis. For the nine months, net income was $176 million, or $1.84 per primary share and $1.53 per fully diluted share.

     Sales of $1.9 billion for the third quarter and $5.7 billion for the first nine months of 1995 were up 30 percent and 38 percent over the respective year-ago levels.

                             ---more---
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STONE--Page 3

Operating Comments:

     The Company removed approximately 145 thousand tons of containerboard production from its mills for inventory balancing purposes during the third quarter. This reduced the Company's quarterly earnings by approximately $28 million before taxes and $16 million after taxes. The Company plans to take additional market-related downtime of approximately 160 thousand tons of containerboard during the fourth quarter of 1995.

     Costs for recycled fibre decreased in the third quarter when compared to the 1995 first and second quarters, but were still higher when compared to the third quarter of 1994. The third-quarter effects of lower fibre costs were limited, however, due to the extensive downtime taken at the Company's recycled mills during the period. Increased benefits of lower recycled fibre costs are expected for the fourth quarter.

     Roger Stone said that a somewhat cooler U.S. economy in the period led to a small decrease in demand for both containerboard and corrugated containers.

     "That brief dip led to a temporary imbalance between supply and demand. However, we are confident that the downtime that we and other producers independently took during the third quarter, combined with the downtime announced for the fourth quarter, will restore balance.
We have already begun to detect an increase in business activity and an accompanying increase in containerboard and corrugated demand," Stone said.

                          ---more---
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STONE--Page 4

     For the third quarter, the Company increased the effective rate of its income tax provision to 42 percent, which resulted in a $4.9 million reduction in net income for the quarter.

Non-Cash Extraordinary Charge Relating to Early Extinguishment of Debt:

     The major factor contributing to the non-cash charge relating to the early extinguishment of debt for the third quarter of 1995 was the Company's open market purchases of its 8-7/8 percent Convertible Senior Subordinated Debentures. In the third quarter, the Company purchased $182 million face value of its 8-7/8 percent Convertible Senior Subordinated Debentures, or approximately 73 percent of the total $250 million issue. The aggregate purchase price of those open market purchases of convertible debt was $357 million, of which cash was paid in the amount equal to the face value and $175 million was, in effect, paid by the issuance of 8.2 million Common shares. The $175 million equity issuance was approximately equal to the amount included for those transactions in the charge for the quarter. Although the Company issued 8.2 million shares, total shares on a fully diluted basis were reduced by 7.6 million.

     In addition to the transactions relative to the 8-7/8 percent convertibles, the Company made open market purchases of other debt securities which also contributed to the non-cash extraordinary charge for the early extinguishment of debt.

                          ---more---

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STONE--Page 5


Primary and Fully Diluted Common Shares:

     The transactions in the third quarter relating to the 8-7/8 percent convertible debt, and the open market cash purchases, primarily in the first half, of the Company's 6-3/4 percent Convertible
Subordinated Debentures, affected the average number of shares outstanding in the third quarter.

Had the open market purchases of the two convertible debt issues taken place at the beginning of the year, fully diluted earnings, on a pro-forma basis, would have been $1.14 per share for the third quarter of 1995 and $3.20 per share for the nine months. Those pro-forma fully diluted earnings per share are based upon the approximate weighted average of 110 million shares and are before the effect of the extraordinary charge.

     Looking forward, 9.4 million is the actual total number of shares eliminated from future conversion.

Other Financial Activities:

     Late in September 1995, the Company redeemed at par its remaining outstanding 12-1/8 percent Subordinated Debentures of approximately $90 million.

     Also in September, the Company entered into a new $200 million term loan facility, or "C" tranche. The Company used those proceeds partly to fund its open market purchases of debt and partly to fund the redemption of the 12-1/8 percent Subordinated Debentures.

                           ---more---

STONE--Page 6


     During the first nine months of the year, Stone Container reduced debt by approximately $311 million. "This is consistent with our stated financial plan and our dedication to deleverage and normalize our balance sheet," said Arnold F. Brookstone, Executive Vice President and Chief Financial & Planning Officer.

Stone Consolidated/Rainy River Transaction:

     Also in the quarter, Stone-Consolidated Corporation, the Company's Canadian newsprint and groundwood papers subsidiary, announced plans to acquire by merger the operations of Rainy River Forest Products Inc., a Toronto-based pulp and paper company. The transaction, subject to certain conditions and scheduled to be completed in November, would, as a result of the issuance of new shares to accomplish the merger, reduce Stone Container's equity ownership in Stone-Consolidated to 46.0 percent from the present 74.6 percent primary and 61.1 percent fully diluted. Due to this transaction, earnings of Stone-Consolidated, beginning in the fourth quarter of 1995, would be reported, on the equity method, as earnings of a non-consolidated affiliate. The deconsolidation from the balance sheet would remove from Stone Container's balance sheet all of Stone-Consolidated's debt of almost $400 million and approximately $340 million of goodwill.

Dividends:

     In the third quarter, the Company brought current the dividend on its Series "E" Preferred Stock and resumed cash dividends on its Common stock.

     In October, the Board of Directors declared regular fourth quarter dividends on both the Preferred and the Common stocks, reflecting the confidence of the Directors in the outlook for the Company.

STONE--Page 7

     Stone Container Corporation is a multinational pulp, paper and paper packaging company. Its product line includes containerboard, corrugated containers, kraft paper, paper bags and sacks, market pulp, wood products and, through Stone-Consolidated Corporation, newsprint and groundwood papers.

     Headquartered in Chicago, the Company has manufacturing facilities and sales offices in North America, Europe, the United Kingdom, Central and South America, Australia and the Pacific Rim.

                                 ###

(see tabulars attached)

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

                         STONE CONTAINER CORPORATION (NYSE)
                                     SUMMARY (a)


                                           For the               For the
                                      three months ended    nine months ended
                                         September 30,        September 30,
(dollars in millions except per
 share amounts)                          1995       1994       1995       1994
Net sales........................... $1,924.0   $1,482.2   $5,706.8   $4,127.3
Income before interest and taxes....    358.8       81.3      999.4      113.8
Interest expense....................   (114.5)    (113.9)    (354.0)    (338.1)
Income (loss) before income taxes
 and minority interest..............    244.3      (32.6)     645.4     (224.3)
(Provision) credit for income taxes.   (102.6)       5.4     (263.1)      65.4
Minority interest...................    (12.7)      (1.7)     (25.5)        .3
Income (loss) before extraordinary
 items and cumulative effect of an
 accounting change..................    129.0      (28.9)     356.8     (158.6)
Extraordinary items (net of income
 tax benefit).......................   (177.9)     (44.8)    (181.0)     (61.6)
Cumulative effect of an accounting
 change (net of income tax benefit).       --         --         --      (14.2)
Net income (loss)................... $  (48.9)  $  (73.7)  $  175.8   $ (234.4)
Net income (loss) applicable to
 common shares...................... $  (50.9)  $  (75.7)  $  169.8   $ (240.4)
                                     =========  =========  =========  =========

Per share of common stock - Primary:
Income (loss) before extraordinary
 items and cumulative effect of an
 accounting change.................. $   1.32   $   (.34)  $   3.79   $  (1.89)
Extraordinary items (net of income
 tax benefit).......................    (1.85)      (.50)     (1.95)      (.70)
Cumulative effect of an accounting
 change (net of income tax benefit).       --         --         --       (.16)
Net income (loss)................... $   (.53)  $   (.84)  $   1.84   $  (2.75)
                                     =========  =========  =========  =========

Per share of common stock -
  Fully Diluted:
Income (loss) before extraordinary
 items and cumulative effect of an
 accounting change.................. $   1.12   $    *     $   3.08   $    *
Extraordinary items (net of income
 tax benefit).......................    (1.57)       *        (1.55)       *
Cumulative effect of an accounting
 change (net of income tax benefit).       --        *           --        *
Net income (loss)................... $   (.45)  $    *     $   1.53   $    *
                                     =========  =========  =========  =========

Average common shares outstanding
  (in millions):
Primary.............................     95.9       90.4       92.5       87.5
                                     =========  =========  =========  =========
Fully Diluted.......................    113.1        *        116.6        *
                                     =========  =========  =========  =========

Unit Statistics:
Mill tonnage produced (in thousands
 of short tons):
Containerboard and kraft paper(b)...    1,226      1,294      3,836      3,877
Newsprint(d)........................      330        334        988        951
Market pulp(b)(c)...................      274        178        808        564
Groundwood paper(d).................      134        138        397        402
Other...............................       29         29         91         71
    Total mill tonnage produced.....    1,993      1,973      6,120      5,865
                                     =========  =========  =========  =========
Containerboard and kraft paper
 converted (in thousands of
 short tons)........................    1,072      1,165      3,306      3,349
Corrugated shipments (in billions
 of square feet)....................     13.1       14.3       40.2       40.4
Paper bag and sack shipments (in
 thousands of short tons)...........      140        164        434        486

Notes:  (a)  Subject to year-end audit.
        (b) Includes 100 percent of the Stone Savannah River and/or Seminole Kraft mills.
        (c) Includes 45 percent of the Celgar mill for 1995 and 25 percent for 1994. Effective December 31, 1994, the Company indirectly acquired an additional 20 percent of the Celgar mill, thereby increasing its ownership interest from 25 percent to 45 percent.
        (d)  Includes 100 percent of Stone-Consolidated Corporation.

         * Fully diluted earnings per share not applicable because the amounts are anti-dilutive.

/TABLE

                                                                    Page 1 of 2
                           SEGMENT INFORMATION (a)

Financial information by business segment is summarized as follows:
                                           Three months ended
                            September 30, 1995           September 30, 1994
                                                                  Income (loss)
                                    Income before                before income
                                     income taxes,                       taxes,
                                         minority                     minority
                                     interest and                 interest and
                            Total   extraordinary       Total    extraordinary
(in millions)               sales            item       sales             item
Paperboard and paper
 packaging.............  $1,351.8      $    236.8    $1,099.7         $   82.6
White paper and other..     588.3           134.6       391.8              8.0
Intersegment...........     (16.1)             --        (9.3)              --
                          1,924.0           371.4     1,482.2             90.6
Interest expense.......                    (114.5)                      (113.9)
Foreign currency
 adjustments...........                       5.6                         12.2
General corporate and
 miscellaneous (net)...                     (18.2)                       (21.5)
Total..................  $1,924.0      $    244.3    $1,482.2         $  (32.6)
                         =========     ===========   =========        =========

                                            Nine months ended
                            September 30, 1995           September 30, 1994
                                                                  Income (loss)
                                                                 before income
                                                               taxes, minority
                                                                      interest,
                                   Income before                 extraordinary
                                    income taxes,                    items and
                                        minority                    cumulative
                                    interest and                  effect of an
                            Total  extraordinary        Total       accounting
(in millions)               sales            item       sales           change
Paperboard and paper
 packaging.............  $4,104.7      $    726.1    $3,046.1         $  187.7
White paper and other..   1,649.9           313.4     1,107.6            (11.8)
Intersegment...........     (47.8)             --       (26.4)              --
                          5,706.8         1,039.5     4,127.3            175.9
Interest expense.......                    (354.0)                      (338.1)
Foreign currency
 adjustments...........                       9.9                         (3.7)
General corporate and
 miscellaneous (net)...                     (50.0)                       (58.4)
Total..................  $5,706.8      $    645.4    $4,127.3         $ (224.3)
                         =========     ===========   =========        =========

(a)  Subject to year-end audit
/TABLE

                                                                   Page 2 of 2
                              SEGMENT INFORMATION (a)

Financial information by geographic region is summarized as follows:
                                           Three months ended
                            September 30, 1995           September 30, 1994
                                                                  Income (loss)
                                    Income before                before income
                                     income taxes,                       taxes,
                                         minority                     minority
                                     interest and                 interest and
                            Total   extraordinary       Total    extraordinary
(in millions)               sales            item       sales             item
United States..........  $1,329.1      $    247.2    $1,082.9         $   74.8
Canada.................     407.0           113.8       253.7             12.0
Europe.................     224.2            10.4       163.5              3.8
                          1,960.3           371.4     1,500.1             90.6
Interest expense.......                    (114.5)                      (113.9)
Foreign currency
 adjustments...........                       5.6                         12.2
General corporate and
 miscellaneous (net)...                     (18.2)                       (21.5)
Inter-area eliminations     (36.3)             --       (17.9)              --
Total..................  $1,924.0      $    244.3    $1,482.2         $  (32.6)
                         =========     ===========   =========        =========

                                            Nine months ended
                            September 30, 1995           September 30, 1994
                                                                  Income (loss)
                                                                 before income
                                                               taxes, minority
                                                                      interest,
                                   Income before                 extraordinary
                                    income taxes,                    items and
                                        minority                    cumulative
                                    interest and                  effect of an
                            Total  extraordinary        Total       accounting
(in millions)               sales            item       sales           change
United States..........  $4,021.6      $    733.9    $3,020.5         $  175.2
Canada.................   1,108.2           275.0       707.8             (5.3)
Europe.................     657.2            30.6       445.8              6.0
                          5,787.0         1,039.5     4,174.1            175.9
Interest expense.......                    (354.0)                      (338.1)
Foreign currency
 adjustments...........                       9.9                         (3.7)
General corporate and
 miscellaneous (net)...                     (50.0)                       (58.4)
Inter-area eliminations     (80.2)             --       (46.8)              --
Total..................  $5,706.8      $    645.4    $4,127.3         $ (224.3)
                         =========     ===========   =========        =========

(a)  Subject to year-end audit